ROPES & GRAY LLP

THREE EMBARCADERO CENTER

SAN FRANCISCO, CA 94111-4006

WWW.ROPESGRAY.COM

Chelsea M. Childs

T +1 415 315 6374

chelsea.childs@ropesgray.com

June 21, 2022

via edgar

Timothy Worthington

U.S. Securities and Exchange Commission

Boston Regional Office
33 Arch Street, 24th Floor

Boston, MA 02110

Re:	Preliminary Proxy Statement for Primark Private Equity Investments Fund

(File No. 811-23314)

Dear Mr. Worthington:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically to Kathleen Nichols of Ropes & Gray LLP on June 16, 2022 relating to the preliminary proxy statement of Primark Private Equity Investments Fund (the “Fund”) on Schedule 14A (the “Proxy Statement”), filed with the Commission on June 8, 2022 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Proxy Statement.

1.	Comment: For future filings of preliminary proxy statements, please mark the proxy statement as a “Preliminary Copy” in accordance with Rule 14a-6(e) under the Exchange Act.

Response: The Fund acknowledges the Staff’s comment and agrees to include this language on future preliminary proxy statements, to the extent applicable.

2.	Comment: In the fourth question under the “Questions and Answers” section, please clarify the description of the compensation proposed to be paid to Meketa as sub-adviser to the Fund. In particular, please:
a)	define or otherwise explain the following terms/concepts: (i) “profits interest”, (ii) “the date of the grant” and (iii) “gain of Primark Distributors”;
b)	clarify that no sub-advisory fee is paid in respect of the first $75 million of the Fund’s average daily net assets during the first three years that the Sub-Advisory Agreement is in effect and that, after the first three years, the sub-advisory fee paid will be with respect to all average daily net assets of the Fund; and

c)	explain the rationale for the structure of Meketa’s compensation.

Response: With respect to Comments 2(a) and 2(b) above, the Fund has revised the disclosure accordingly. With respect to Comment 2(c), the Fund notes that the compensation payable to Meketa is designed to align Meketa’s incentives with the growth and success of the Fund. The Adviser and Meketa have agreed to exclude the first $75 million of Fund assets from the sub-advisory fee for the first three years such that Meketa will not be compensated based on existing Fund assets, while acknowledging that the Fund’s portfolio is likely to evolve after a number of years under Meketa’s management. The Fund respectfully declines to disclose the rationale for Meketa’s compensation in the Proxy Statement as it does not believe these considerations are material to shareholders, particularly in light of the fact that Meketa is paid by the Adviser and not the Fund.

3.	Comment: In the Notes to Financial Statements section in the Fund’s subsequent shareholder reports, please disclose the amount of compensation paid to Meketa.

Response: The Fund notes that Meketa is paid by the Adviser and not the Fund. Nonetheless, the Fund agrees to consider the Staff’s comment with its auditor in connection with the preparation of the Fund’s next financial statements. The Fund notes that the amount of compensation paid to Meketa will be disclosed in the Fund’s Statement of Additional Information in accordance with Item 20.1(c) of Form N-2.

4.	Comment: In the fifth question under the “Questions and Answers” section, please disclose that the location of the Meeting is also the mailing address of the Fund or provide a separate mailing address.

Response: The Fund has revised the disclosure accordingly.

5.	Comment: With respect to the last sentence of the eighth question under the “Questions and Answers” section, please clarify that the two proposals are not contingent on each other.

Response: The Fund has revised the disclosure accordingly.

6.	Comment: The Staff notes that there is disclosure regarding the uncertainty as to whether “the Transaction would in fact result in an assignment and automatic termination” of the Existing Investment Management Agreement. In light of this uncertainty, please explain what will happen if there is not an assignment of the Existing Investment Management Agreement.

Response: Given the current and expected ownership of the Adviser following the Transaction, it is possible to take the position that the Transaction would not result in a change of control of the Adviser and, therefore, an assignment of the Existing Investment Management Agreement. Nevertheless, the Fund intends to seek shareholder approval of

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the New Investment Management Agreement. If shareholders do not approve the New Investment Management Agreement, the Board will consider what other options are appropriate and in the best interests of the Fund.

7.	Comment: Please explain supplementally why proxies are being solicited prior to an assignment occurring.

Response: As noted in response to Comment 6, the Fund intends to seek shareholder approval of the New Investment Management Agreement notwithstanding the fact that the Transaction may not result in an assignment of the Existing Investment Management Agreement. The Fund believes doing so is in the best interests of shareholders in order to ensure continuity of the management of the Fund in the event that the Transaction were to be deemed to result in an assignment.

8.	Comment: Please clarify whether the Fund will still bear 50% of the costs associated with the solicitation of proxies if an assignment does not occur and a proxy vote is not needed.

Response: As noted in response to Comments 6 and 7, the Fund intends to seek shareholder approval of the New Investment Management Agreement notwithstanding the fact that the Transaction may not result in an assignment of the Existing Investment Management Agreement, as it believes doing so is in the best interests of Fund shareholders. The Fund confirms that the costs associated with the solicitation of proxies will be borne 50% by the Adviser and 50% by the Fund.

9.	Comment: With respect to the Existing Investment Management Agreement, please disclose the date of the contract, the date it was last submitted to a vote of shareholders and the purpose of such submission in accordance with Item 22(c)(1)(i) of Schedule 14A.

Response: The Fund has revised the disclosure to add the date of the Existing Investment Management Agreement. The Fund respectfully notes that the “Information About Primark” section currently discloses that the Existing Investment Management Agreement “was most recently approved . . . by the Fund’s sole initial shareholder on June 29, 2020.”

10.	Comment: In the “Information About Meketa” section, please explain why the information provided is based only on publicly-available information.

Response: The Fund has removed this language, as Meketa has had an opportunity to review the disclosure in this section.

11.	Comment: In the “Information About Meketa” section, please describe Meketa’s business.

Response: The Fund has revised the disclosure accordingly.

12.	Comment: Please disclose any adverse considerations with respect to the proposals, if applicable.
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Response: The Fund believes that each of the proposals is in the best interests of the Fund and its shareholders and is not aware of any adverse considerations.

13.	Comment: In the “Additional Information – Voting Information – Proxy Solicitation” section, please provide a range of estimated expenses.

Response: The Fund has revised the disclosure accordingly.

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We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Michael Bell, Primark Advisors LLC Gregory C. Davis, Ropes & Gray LLP Paulita A. Pike, Ropes & Gray LLP

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